3100 Zinfandel Drive, Suite 450, Rancho Cordova, CA 95670 ½ Tel (916) 851-0123 ½ Fax (916) 851-0125

November 12, 2009

Mr. Todd K. Schiffman
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	American River Bankshares
Registration Statement on Form S-1
File No. 333-162616

Dear Mr. Schiffman:

          We have reviewed your comment letter dated November 6, 2009 in response to the above-referenced Registration Statement on Form S-1 that we filed on October 21, 2009. We agree with all of your comments and our responses to your comments are set forth below.

          Comment #1. Representatives of the lead underwriter, Howe Barnes Hoefer & Arnett, Inc., have discussed the underwriters’ compensation with FINRA. We have been informed by representatives of the lead underwriter that FINRA has no objection to the compensation of the underwriters’ and we anticipate receiving the FINRA non-objection letter shortly after we file Pre-Effective Amendment No. 1 to the Form S-1, which we intend to file today. We hereby confirm that the final form of the underwriting agreement will be filed as Exhibit 1.1 to the Registration Statement once an agreement has been entered into.

          Comment #2. We have included the undertakings required by Item 12(b)(1) of Form S-1 at page iii of Pre-Effective Amendment No. 1 under the heading “WHERE YOU CAN FIND MORE INFORMATION.”

          Comment #3. At this date, we have not entered into any regulatory agreements.

Mr. Todd K. Schiffman
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
November l2, 2009

Page 2 of 2

          Comment #4. We have revised the risk factor at page 6 of Pre-Effective Amendment No. 1 to include the ratio of non-performing loans and leases to total loans and leases at December 31, 2008, March 31, 2009, June 30, 2009, and September 30, 2009, and the ratio of the allowance for loan and lease losses to total non-performing assets as of the same periods has been added.

          Comment #5. We have revised the risk factor at page 7 of Pre-Effective Amendment No. 1 to include the average loan-to-value ratio for each of the following loan categories: (i) commercial real estate, (ii) commercial and residential construction, and (iii) residential mortgage and residential multi-family real estate.

          In addition to the foregoing responses to your comments, we have updated the financial information to reflect our September 30, 2009 financial results and corrected some typographical errors. We filed our quarterly report on Form 10-Q for the period ended September 30, 2009 on November 6, 2009 and included that report in the list of documents incorporated by reference in Pre-Effective Amendment No. 1.

          If you have any questions regarding the foregoing, please contact me at (916) 231-6723 or counsel to our company, Dodd Mason George LLP, directed to Glenn T. Dodd at (408) 452-1476 or Joseph G. Mason at (408) 452-1478.

Sincerely,

Mitchell A. Derenzo
Executive Vice President
Chief Financial Officer

cc:	Matt McNair, Attorney-Adviser
Glenn T. Dodd, Esq.
Joseph G. Mason, Esq.